Exhibit 99.1

United Rentals, Inc.

100 First Stamford Place

Suite 700

Stamford, CT 06902

Telephone: 203 622 3131

Fax: 203 622 6080

United Rentals to Acquire General Finance Corporation

$1 billion transaction will establish United Rentals as a leader in the mobile storage and modular office sectors in key markets, expanding the equipment rental industry’s most complete service offering

Expected to be accretive to EPS and free cash flow upon close

Stamford, CT and Pasadena, CA – April 15, 2021 – United Rentals, Inc. (NYSE: URI) (“United Rentals” or “the company”) and General Finance Corporation (NASDAQ: GFN) (“General Finance”) today announced their entry into a definitive agreement under which United Rentals will acquire General Finance for $19 per share in cash, representing a total enterprise value of approximately $996 million, including the assumption of $400 million of net debt. The transaction is expected to be accretive to EPS and free cash flow upon close.

General Finance, which operates as Pac-Van and Container King in the U.S. and Canada, and as Royal Wolf in Australia and New Zealand, is a leading provider of mobile storage and modular office space. Its network of 106 branches and over 900 employees serves diverse end markets, including construction, commercial, industrial, retail, transportation, petrochemical, consumer, natural resources, governmental and education.

As of December 31, 2020, on a trailing 12-month basis, General Finance generated $94 million of adjusted EBITDA on $346 million of total revenue, translating to a 27.2% adjusted EBITDA margin. As of March 31, 2021, General Finance’s rental fleet consisted of approximately 100,000 units at an original cost of approximately $639 million.

The boards of directors of United Rentals and General Finance unanimously approved the transaction, which is subject to customary closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other regulatory approvals. United Rentals intends to commence a tender offer by April 26, 2021, to acquire all of the outstanding shares of GFN common stock for $19 per share in cash. Following completion of the tender offer, a wholly-owned subsidiary of United Rentals will merge with and into General Finance and shares of General Finance common stock that have not been tendered and purchased in the tender offer will be converted into the right to receive $19 per share in cash. The transaction is expected to close in the second quarter of 2021. The company plans to update its 2021 financial outlook to reflect the combined operations following the completion of the transaction.

1

Strong Strategic Rationale

•	General Finance’s positioning as a leader in the North American sector for mobile storage and office solutions strongly complements United Rentals’ leading positions in general construction and industrial rentals and specialty rentals. This will further differentiate the company through its ability to deliver value as a one-stop-shop for customers.

•	General Finance operates in 52 of the top 100 MSAs in North America served by United Rentals locations, which will create immediate cross-sell opportunities. Importantly, United Rentals will have the ability to introduce mobile storage and modular office solutions in its MSAs currently not served by General Finance.

•	General Finance’s mobile storage and office business in Australia and New Zealand will give United Rentals entry into these geographies with an established platform run by a seasoned management team, and with a strong growth strategy already in place.

•	General Finance shares many cultural similarities with United Rentals, including a customer-first business philosophy, long-term customer relationships across diverse end markets and a strong focus on safety.

•	Approximately 900 General Finance employees will bring a wealth of experience to United Rentals in the combination. They will benefit from industry-leading technology, state-of-the-art training and safety programs and other resources, and have greater opportunities for career development within the larger company.

Robust Financial Drivers

•	United Rentals sees significant potential upside to profitability from the transaction over the next several years, driven by synergies within the combined operations, complementary services, efficiencies of scale and an aggressive growth strategy. The company is targeting $65 million of total revenue synergies in the first three years post-close.

•	The company expects to realize a $17 million benefit to adjusted EBITDA by the end of year two from cost synergies achieved through the integration, including operational efficiencies and a reduction in corporate overhead. This is equivalent to 4.9% of General Finance’s trailing 12-months total revenue, and 10.4% of the combined cost of leasing operations and selling and general expenses over the same period.

•	The company expects to realize approximately $19 million in net present value of tax benefits included in the $996 million purchase price.

•	Net of synergies, the purchase price represents a multiple of 9.0 times trailing 12-month adjusted EBITDA, and an adjusted purchase multiple of 8.8 times, including the net present value of acquired tax benefits.

2

•	Return on invested capital is expected to exceed the cost of capital within 18 months of closing on a run-rate basis, with an attractive IRR and NPV.

•	The company expects to maintain an as-reported leverage ratio of less than 2.5 times net debt to EBITDA at closing, and a pro forma leverage ratio of less than 2.4 times at closing.

•	The transaction is not conditioned on financing. United Rentals expects to use a combination of cash and existing capacity under its ABL facility to fund the transaction and related expenses.

CEO Comments

Matthew Flannery, president and chief executive officer of United Rentals, said, “Our acquisition of General Finance will be a significant opportunity for us to further differentiate our value in the eyes of our customers, while providing attractive, long-term returns for our shareholders. We see strong growth potential from this combination, including our ability cross-sell mobile storage and office solutions to our customers. Our expansion into this space comfortably checks all three boxes of our M&A criteria — strategic rationale, financial impact and cultural fit.”

Flannery continued, “We’re confident the time is right to reengage in M&A with this highly strategic combination, as our end markets recover from the challenges of 2020. General Finance is a customer-focused organization with excellent field operators and specialized expertise that complements our own. We look forward to welcoming our new employees and customers as an important part of our future.”

Jody Miller, chief executive officer of General Finance, commented, “Our combination with United Rentals — the industry leader in equipment rentals — is a strong outcome for everyone involved. Our customers will benefit from United’s extensive solutions and geographic footprint, and our employees will have new opportunities as part of the largest rental team in the world.”

Key Acquisition and Transaction Statistics

Financial information in $ millions

Purchase Price	$996
Present Value of Acquired Tax Assets	$19
Total Revenue (full-year calendar 2020)	$346
Adjusted EBITDA (full-year calendar 2020)	$94
Estimated Annualized Cost Synergies Achieved by End of Year Two	$17
Estimated Annualized Cross-selling Benefits Achieved by End of Year Three	$65
Original Equipment Cost of Fleet	$639
Number of Rental Units	~100,000
Employees	~930
Rental Branches	106
Customers	~50,000

Sullivan & Cromwell LLP acted as United Rentals’ legal advisor in the transaction, and Morrison and Foerster LLP acted as General Finance’s legal advisor.

3

Conference Call

United Rentals will hold a conference call tomorrow, April 16, 2021, at 8:30 a.m. Eastern Time. The conference call number is (855) 458-4217 (international: (574) 990-3618). The replay of the call can be accessed at (404) 537-3406, passcode 7279967.

Non-GAAP Measures

General Finance’s adjusted EBITDA is a non-GAAP financial measure as defined under the rules of the Securities and Exchange Commission. United Rentals believes that this non-GAAP financial measure provides useful information about the proposed transaction; however, it should not be considered as an alternative to GAAP net income. A reconciliation between General Finance’s adjusted EBITDA and GAAP net income, as well as other financial data, is provided in the investor presentation available on the company’s website.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world. The company has an integrated network of 1,154 rental locations in North America and 11 in Europe. In North America, the company operates in 49 states and every Canadian province. The company’s approximately 18,250 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers approximately 4,000 classes of equipment for rent with a total original cost of $13.78 billion. United Rentals is a member of the Standard & Poor’s 500 Index, the Barron’s 400 Index and the Russell 3000 Index® and is headquartered in Stamford, Conn. Additional information about United Rentals is available at unitedrentals.com.

About General Finance Corporation

Headquartered in Pasadena, California, General Finance Corporation (NASDAQ: GFN) is a leading specialty rental services company offering portable storage, modular space and liquid containment solutions. General Finance’s North America operations consist of wholly-owned subsidiaries Pac-Van, Inc., a leading provider of portable storage and office containers, mobile offices and modular buildings; and Lone Star Tank Rental Inc., a provider of liquid storage tank containers. Additionally, General Finance has wholly-owned subsidiaries Royal Wolf, a leading lessor of portable storage solutions in Australia and New Zealand; and Southern Frac, LLC, a manufacturer of portable liquid storage tank containers in North America and, under the trade name Southern Fabrication Specialties, other steel products.

4

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements involve significant risks and uncertainties that may cause actual results to differ materially from such forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement, including any such statement concerning the completion and anticipated benefits of the proposed transaction, can be guaranteed, and actual results may differ materially from those projected. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. United Rentals and General Finance use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the SEC reports filed by United Rentals and General Finance, as well as the possibility that (1) United Rentals may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the acquisition as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and General Finance, including, without limitation, problems associated with the potential loss of any key employees of General Finance; (4) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues that United Rentals failed to discover during the due diligence investigation of General Finance or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (5) United Rentals’ business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers, or the inherent risk associated with entering a geographic area or line of business in which United Rentals has no or limited experience; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by United Rentals and General Finance. United Rentals and General Finance give no assurance that they will achieve their expectations and do not assume any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and General Finance described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by United Rentals and General Finance. This press release is not intended to be a recommendation to buy, sell or hold securities and does not constitute an offer for the sale of, or the solicitation of an offer to buy securities in any jurisdiction, including the United States. Any such offer will only be made by means of a prospectus or offering memorandum, and in compliance with applicable securities laws. These forward-looking statements speak only as of the date hereof. United Rentals and General Finance undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

5

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this press release has not commenced. At the time the tender offer is commenced, United Rentals will file, or will cause to be filed, tender offer materials on Schedule TO with the SEC and General Finance will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully when they become available and considered before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, United Rentals and General Finance with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Our Company—Investor Relations—SEC Filings” section of United Rental’s website at https://unitedrentals.gcs-web.com/sec-filings, and the Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from General Finance under the “Investor Information—SEC Information” section of General Finance’s website at https://generalfinance.com/sec-information/.

###

Contact Information:

United Rentals, Inc.
Ted Grace
Office:	(203) 618-7122
Cell:	(203) 399-8951
Email:	tgrace@ur.com

General Finance Corporation
Larry Clark
Financial Profiles, Inc.
Office:	(310) 622-8223
Email:	lclark@finprofiles.com

6